Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2009	2008(1)	2007(1)	2006	2005	2004
	(Dollars in millions)

Income/(Loss) Before Income Taxes	$1,707	$2,049	$(1,215)	$1,483	$497	$(168)
Less: Equity Income	770	1,870	2,049	1,459	873	347

Income/(Loss) Before Income Taxes and Equity Income	937	179	(3,264)	24	(376)	(515)
Add Fixed Charges:
Preferred Stock Dividends	75	150	118	86	86	34
Interest Expense	219	536	245	172	163	168
One-third of Rental Expense	39	86	52	39	37	30
Capitalized Interest	10	19	18	13	14	20

Total Fixed Charges	343	791	433	310	300	252
Less: Capitalized Interest	10	19	18	13	14	20
Less: Preferred Stock Dividends	75	150	118	86	86	34
Add: Amortization of Capitalized Interest	5	12	15	10	10	9
Add: Distributed Income of Equity Investees	767	1,782	1,787	1,332	647	228

Earnings/(Loss) Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$1,967	$2,595	$(1,165)	$1,577	$481	$(80)

Ratio of Earnings to Fixed Charges	5.7	3.3	(2.7)*	5.1	1.6	(0.3)**

(1)	Income/(loss) before income taxes includes the purchase accounting impacts of the OBS acquisition

*	For the year ended December 31, 2007, earnings were insufficient to cover fixed charges by $1.6 billion.

**	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.

“Earnings” consist of income/(loss) before income taxes and equity income, plus fixed charges (other than capitalized interest and preferred stock dividends), amortization of capitalized interest and distributed income of equity investee. Schering-Plough includes interest expense or interest income on unrecognized tax benefits as a component of income tax expense. “Fixed charges” consist of interest expense, capitalized interest, preferred stock dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases. Total rent expense was $118 million for the six months ended June 30, 2009 and was $258 million, $156 million, $118 million, $110 million and $100 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.